  EXHIBIT 99.1

FSD Pharma Inc. Announces Closing of Private Placement

TORONTO, December 5, 2023-- FSD Pharma Inc. (NASDAQ: HUGE) (CSE: HUGE) (FRA: 0K9A) (the “Company” or “FSD”), is pleased to announce that, further to its news release on November 27, 2023, it has closed a non-brokered private placement and issued 24 class A multiple voting shares (“Class A Shares”) of the Company at a price of $1.90 per Class A Share for gross proceeds of $45.60 (the “Offering”).

All securities issued pursuant to the Offering are subject to a statutory hold period of four months plus a day from issuance in accordance with applicable securities laws of Canada. The Company intends to use the proceeds of the Offering for general working capital purposes.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the United States Securities Act of 1933, as amended, and applicable state securities laws.

MI 61-101 Disclosure

Xorax Family Trust (“Xorax”), a trust of which Zeeshan Saeed, the Chief Executive Officer and Co-Chairman of FSD Pharma is a beneficiary, and Fortius Research and Trading Corp. (“Fortius”), a corporation of which Anthony Durkacz, a director of FSD is a director, purchased all the Class A Shares issued pursuant to the Offering. The participation by such insiders is considered a “related-party transaction” within the meaning of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Company has relied on exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101 contained in respectively, sections 5.5(a) and 5.7(1)(a) of MI 61-101 in respect of related party participation in the Offering as neither the fair market value (as determined under MI 61-101) of the subject matter of, nor the fair market value of the consideration for, the transaction, insofar as it involved the related parties, exceeded 25% of the Company’s market capitalization (as determined under MI 61- 101).

The Company did not file a material change report more than 21 days before the expected closing of the Offering because the details of the participation therein by related parties to the Company were not settled until shortly prior to the closing, and the Company wished to close on an expedited basis for business reasons.

Early Warning Disclosure

This press release is being issued in accordance with the requirements of National Instrument 62-103 - The Early Warning System and Related Take-Over Bid and Insider Reporting Issues (“NI 62-103”), in connection with the filing of the Early Warning Reports by Xorax, whose registered address is 3688 Stratton Woods Court, Mississauga, Ontario, L5L 4V2, and  Fortius, whose registered address is 2045 Lakeshore Boulevard West, Suite 3006, Toronto, Ontario M6V 2Z6 (collectively, the “Acquirors”) in respect of the Offering of the Company, whose registered address is 199 Bay St., Suite 4000, Toronto, Ontario M5L 1A9, Canada.

On December 4, 2023, Xorax acquired 12 Class A Shares at a price of $1.90 per share for a total price of $22.80 and Fortius acquired 12 Class A Shares at a price of $1.90 per share for a total price of $22.80 pursuant to the Offering

Following the Offering, Xorax owns 36 Class A Shares and 441,031 class B subordinate voting shares (“Class B Shares”) representing 50% of the outstanding Class A Shares, 1.12% of the outstanding Class B Shares, and 17.54% of the voting rights attached to all of the Company’s outstanding voting securities.  Prior to the Offering, Xorax owned 24 Class A Shares and 441,031 Class B Shares, which represented 50% of the outstanding Class A Shares, 1.12% of the outstanding Class B Shares, and 13.45% of the voting rights attached to all of the Company’s outstanding voting securities.

Following the Offering, Fortius owns 36 Class A Shares and 106,043 Class B Shares, representing 50% of the outstanding Class A Shares, 0.27% of the outstanding Class B Shares, and 16.98% of the voting rights attached to all of the Company’s outstanding voting securities.  Prior to the Offering, Fortius owned 24 Class A Shares and 106,043 Class B Shares, which represented 50% of the outstanding Class A Shares, 0.27% of the outstanding Class B Shares, and 12.81% of the voting rights attached to all of the Company’s outstanding voting securities.

The Acquirors acquired the above-noted Class A Shares for investment purposes.  In the future, the Acquirors will evaluate their respective investment in the Company from time to time and may, based on such evaluation, market conditions and other circumstances, increase or decrease its shareholdings as circumstances require through market transactions, private agreements, or otherwise.

The Acquirors currently have no plans or intentions which would result in a corporate transaction, a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries, a change in the board of directors or management of the Company, including any plans or intentions to change the number or term of directors or to fill any existing vacancies on the board, a material change in the Company’s business or corporate structure, a change in the Company’s charter, bylaws or similar instruments or another action which might impede the acquisition of control of Company by any person or company, a class of securities of the Company being delisted from, or ceasing to be authorized to be quoted on, a marketplace, the Company ceasing to be a reporting issuer in any jurisdiction of Canada, a solicitation of proxies from securityholders, or an action similar to any of those enumerated.

Copies of the Early Warning Reports being filed by the Acquirors may be obtained on the Company’s SEDAR+ profile or by emailing rehansk@gmail.com or calling 416-786-6063 for Xorax’s Early Warning Report, or by emailing anthony@firstrepubliccapital.com or calling 416-720-4360 Fortius' Early Warning.

Neither CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

About FSD

FSD is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly-owned subsidiary, Lucid Psycheceuticals Inc. (“Lucid"), FSD is focused on the research and development of its lead compound, Lucid-MS (formerly Lucid-21-302) ("Lucid-MS"). Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. FSD has also licensed UNBUZZD™, a proprietary formulation of natural ingredients, vitamins, and minerals to help with liver and brain function for the purposes of quickly relieving individuals from the effects of alcohol consumption for use in the consumer recreational sector, to Celly Nu and is entitled to a royalty on the revenue generated by Celly Nu from sales of products created using the technology rights granted under the licensing agreement. FSD continues its R&D activities to develop novel formulations for alcohol misuse disorders and continues the development of such treatments for use in the healthcare sector. FSD maintains a portfolio of strategic investments through its wholly-owned subsidiary, FSD Strategic Investments Inc., which represent loans secured by residential or commercial property.

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Cautionary Note Regarding Forward-Looking Statements

Certain information set forth in this news release may contain forward-looking statements that involve substantial known and unknown risks and uncertainties, certain of which are beyond the control of the Company. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur or be achieved and other similar expressions. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the news release, such forward-looking statements include, but are not limited to, statements regarding, the Company’s performance, business objectives and milestones and the anticipated timing thereof; the anticipated use of net proceeds from the Offering; the Acquirors evaluations with respect to their future investment in the Company; and the Acquirors plans with respect to future transactions or material changes.

In making the forward-looking statements in this news release, the Company has applied several material assumptions, including without limitation: the Company’s ability to comply with all applicable regulations and laws, including environmental, health and safety laws; the Company having sufficient working capital for future operating activities; the ability of the Company to achieve its business objectives and milestones and the anticipated timing of execution; the Company’s ability to continue as a going concern and the Company’s ability to use the proceeds from the Offering for the business objectives outlined herein.

The above lists of forward-looking statements and assumptions are not exhaustive. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated or implied by such forward-looking statements due to a number of factors and risks. These include: changes in general economic, business and political conditions, including changes in the financial markets; consents or authorizations required; changes in laws, regulations and policies affecting the Company’s operations; currency fluctuations; environmental issues and liabilities; the potential impact of the announcement or consummation of the Offering on relationship, including with regulatory bodies, employees, suppliers, customers and competitors; the inability of the Company to obtain additional financing for continued operations on terms acceptable to the Company; the lack of control over the Company’s investees; risks relating to investing in the Class A Shares and Class B Shares; risks relating to the use of proceeds from the Offering; volatility in the market price of the Class A Shares and Class B Shares; dilution of shareholders’ holdings; negative operating cash flow; the negative effects of interest rate and exchange rate changes; the potential impact of health crises and market instability due to the COVID-19 pandemic; risks relating to the Company s reliance on key employees; limitations in the liquidity of the Class A Shares; litigation risks; the Company’s inability to expand into new business areas and geographic markets; management of growth; and the Company’s inability to continue as a going concern.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

Contacts:

FSD Pharma Inc.

Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board, FSD Pharma Inc.

Email: Zsaeed@fsdpharma.com

Telephone: (416) 854-8884

Investor Relations

Email: ir@fsdpharma.com, info@fsdpharma.com

Website: www.fsdpharma.com

ClearThink

Email: nyc@clearthink.capital

Telephone: (917) 658-7878

SOURCE: FSD Pharma Inc.

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